UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Molson Coors Brewing Company
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   60871R 10 0
                                 (CUSIP Number)

                              Scott M. Tayne, Esq.
                       Davies Ward Phillips & Vineberg LLP
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 308-8866
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Pentland Securities (1981) Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,044,534
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON          -0-
     WITH      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    2,524,534
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,044,534
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     87.6%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC
--------------------------------------------------------------------------------

--------
* Using number in Item 11 divided by number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of April 24, 2009, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on May 6, 2009.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     4280661 Canada Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,044,534
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    2,524,534
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,044,534
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     87.6%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of April 24, 2009, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on May 6, 2009.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Lincolnshire  Holdings Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,044,534
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    2,524,534
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,044,534
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     87.6%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of April 24, 2009, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on May 6, 2009.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Nooya Investments Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,044,534
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    2,524,534
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,044,534
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     87.6%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of April 24, 2009, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on May 6, 2009.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Eric Herbert Molson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,044,534
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    2,524,534
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,044,534
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     87.6%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of April 24, 2009, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on May 6, 2009.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Stephen Thomas Molson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [X]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,044,534
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    2,524,534
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,044,534
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     87.6%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of April 24, 2009, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on May 6, 2009.

INTRODUCTION

      This Amendment No. 2 to Schedule 13D amends the Schedule 13D (the "Schedule") filed jointly on February 22, 2005, by: (a) Pentland Securities
(1981) Inc. ("Pentland"); (b) 4280661 Canada Inc. ("4280661"); (c) Lincolnshire
Holdings Limited ("Lincolnshire"); (d) Nooya Investments Limited; (e) BAX Investments Limited; (f) DJS Holdings Ltd.; (g) Trust u/w/o Thomas Henry Pentland Molson; (h) Eric Herbert Molson ("Eric Molson"); and (i) Stephen Thomas Molson ("Stephen Molson") with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of Molson Coors Brewing Company ("Molson Coors" or the "Company") and Amendment No. 1 thereto filed on January 3, 2006. This Amendment No. 2 is being filed by Pentland, 4280661, Lincolnshire, Nooya, Eric Molson and Stephen Molson (the "Reporting Persons") to report certain transactions effected by certain of the Reporting Persons involving shares of Class B common stock of the Company ("Class B Common Stock") and Class B exchangeable shares ("Class B Exchangeable Shares") of Molson Coors Canada Inc. ("Exchangeco"). This Amendment No. 2 also reports changes in the Reporting Persons' percentage ownership of the outstanding shares of Class A Common Stock due to changes in the number of such shares outstanding, including as a result of a 2 for 1 stock split effected by the Company in October, 2007. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

ITEM 2.  IDENTITY AND BACKGROUND.

     B.  Natural Persons

      Item 2.B of the Schedule is amended by adding the following after the second paragraph thereof:

      On December 29, 2008, Eric Molson became Vice Chairman of the board of directors (the "Board") of Molson Coors, and on May 13, 2009, Mr. Molson resigned as a director and Vice Chairman and was appointed Chairman Emeritus of the Board.

      On June 1, 2009, Stephen Molson became Vice-President of the Molson Foundation.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      Item 4 of the Schedule is amended by adding the following at the end thereof:

      The disclosure set forth in Item 6 of this Amendment No. 2 to the Schedule is incorporated by reference herein to this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

      The following paragraphs in Items 5(a)and(b) of the Schedule are amended and restated to read in their entirety as follows:

      The Class A Exchangeable Shares were issued in the merger by Exchangeco. All holders of Class A Exchangeable Shares may exchange those shares at any time on a one-for-one basis for shares of Class A Common Stock. The disclosure in this Item 5 assumes the conversion into Class A Common Stock of all of the outstanding Class A Exchangeable Shares. All ownership percentages set forth below were calculated based on the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of April 24, 2009, as reported in the Quarterly Report on Form 10-Q filed by the Company on May 6, 2009. Further, unless otherwise specified, the beneficial ownership of each Reporting Person includes the sole or shared power to vote or direct the vote, and the sole or shared power to dispose or direct the disposition of, the shares of Class A Common Stock. However, declarations of beneficial ownership herein are being made solely for the purposes of the federal securities laws of the United States.

      4280661 is the record owner of and has shared beneficial ownership of 667,058 shares of Class A Common Stock and, by reason of the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 1,857,476 shares of Class A Common Stock owned by Pentland and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 87.6% of the outstanding shares of Class A Common Stock.

      Pentland is the record owner of and has shared beneficial ownership of 1,857,476 shares of Class A Common Stock and, by reason of its ownership of 4280661, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of the 667,058 shares of Class A Common Stock beneficially owned by 4280661, and to share the power to vote or direct the vote of the 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 87.6% of the outstanding shares of Class A Common Stock.

      Lincolnshire, as a result of its ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661 and to share the power to vote or to direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 87.6% of the outstanding shares of Class A Common Stock.

      Nooya, by virtue of its ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of the 2,524,534 shares of Class A Common Stock owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 87.6% of the outstanding shares of Class A Common Stock.

      Eric Molson, by virtue of his ownership of Lincolnshire, Lincolnshire's ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust for a total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 87.6% of the outstanding shares of Class A Common Stock.

      Stephen Molson, by virtue of his ownership of all of the voting securities of Nooya, Nooya's ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock owned by the Coors Family Trust for a total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 87.6% of the shares of Class A Common Stock outstanding.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule is amended and supplemented by adding the following at the end thereof:

      On October 24, 2007, Lincolnshire and 4198832 Canada Inc., a wholly owned subsidiary of Lincolnshire ("4198832"), entered into a loan and guarantee agreement (the "Lincolnshire Loan Agreement") with a Canadian chartered bank (the "Bank") pursuant to which the Bank made a non-revolving demand loan in the amount of Cdn.$5.0 million to Lincolnshire, the interest and principal of which are payable quarterly unless the Bank demands repayment. Lincolnshire's obligations under the Lincolnshire Loan Agreement are guaranteed by 4198832. Under the terms of the Lincolnshire Loan Agreement, Lincolnshire and 4198832 are required to maintain collateral with the Bank in an amount equal to 125% of the outstanding principal balance of the loan. In satisfaction of this obligation, Lincolnshire and 4198832 have pledged Class B Exchangeable Shares to the Bank.

      On November 16, 2007, 4280661 sold 445,976 Class B Exchangeable Shares to Nooya and 792,846 Class B Exchangeable Shares to 4198832 in exchange for unsecured promissory notes and redeemable, retractable, non-voting preference shares ("preference shares") of Nooya and 4198832. On September 10, 2008, Pentland received preference shares of Nooya and 4198832 in full satisfaction of the promissory notes initially issued to 4280661 and subsequently transferred to Pentland.

      On November 10, 2008, the Lincolnshire Loan Agreement was amended and restated to provide for a revolving demand loan in the amount of Cdn.$5.0 million to Lincolnshire, the interest and principal of which are payable quarterly unless the Bank demands repayment. Under the terms of the Lincolnshire Loan Agreement, as amended and restated, Lincolnshire and 4198832 are required to maintain collateral, which would be in the form of Class B Exchangeable Shares, with the Bank in an amount equal to 125% of the outstanding principal balance of both facilities under the agreement. To date, Lincolnshire has not drawn upon the revolving demand loan or pledged any shares to the Bank under this facility.

         On November 19, 2008, 4198832 entered into an OTC forward contract and a related confirmation, supplemented by a notice dated November 20, 2008, that provided the price terms of the contract (collectively, the "Forward") with an unaffiliated third party ("Buyer") as part of a monetization transaction (the "Transaction"). As part of the Transaction, the Bank made a zero coupon loan to 4198832 in the principal amount of US$12,756,000 (the "Loan") that is payable in cash at the settlement of the Forward. 4198832's obligations under the Loan and the Forward are secured by a senior pledge to the Bank of 400,000 Class B Exchangeable Shares and 4198832's rights under the Forward.

      4198832's obligations under the Forward are secured by a subordinate pledge to Buyer of 400,000 Class B Exchangeable Shares. Under the pledges, 4198832 may exchange the Class B Exchangeable Shares for a like number of shares of Class B Common Stock obtained in exchange for the Class B Exchangeable Shares, which will become subject to the pledges (any shares subject to the pledges, the "Pledged Shares"). 4198832 retained voting rights in the Pledged Shares and the right to any dividends or distributions paid in cash on the Pledged Shares in any year, up to $0.80 per share.

      The purchase date of the Forward is December 9, 2013 (the "Purchase Date"), and settlement of the Forward will occur three business days after the Purchase Date. The Forward provides for cash settlement. However, 4198832 may elect to switch from cash settlement to settling the Forward by delivering 400,000 Class B

Shares to Buyer (and, depending upon the availability of certain exemptions from the prospectus requirements under Canadian securities laws elect to switch from physical settlement to cash settlement, and vice versa). Any such election must be made at least a specified number of days prior to the Purchase Date, which depends on whether the Pledged Shares comprise Class B Exchangeable Shares or shares of Class B Common Stock and on certain Canadian securities law considerations.

      Under the Forward, the "Relevant Price" will equal the average of the volume-weighted average per share price of the Class B Common Stock for each of the five trading days immediately preceding the Purchase Date, and the "Forward Price" will equal the Relevant Price, subject to a cap price of $56.74 ("Cap Price") and a floor price of $40.07 ("Floor Price"). Accordingly, (i) if the Relevant Price is greater or equal to the Cap Price, the Forward Price will be equal to the Cap Price, (ii) if the Relevant Price is less than or equal to the Floor Price, the Forward Price will be equal to the Floor Price, and (iii) if the Relevant Price is between the Floor Price and the Cap Price, the Forward Price will be equal to the Relevant Price.

      The Forward Price is subject further to downward adjustment by the amount of any cash dividends or cash distributions per Pledged Share in excess of $0.80 per year and the value of any dividends or distributions on the Pledged Shares made other than in cash.

      Under cash settlement of the Forward: (i) if the Relevant Price is equal to or greater than the Forward Price, 4198832 will pay Buyer an amount equal to the difference between the Relevant Price and the Forward Price, multiplied by 400,000; (ii) if the Relevant Price is equal to or less than the Forward Price, then Buyer will pay 4198832 an amount equal to the difference between the Forward Price and the Relevant Price, multiplied by 400,000; and (iii) if the Relevant Price is equal to the Forward Price, then no payment will be due from either party, and the Forward will terminate. If the Forward is settled by physical delivery, 4198832 will deliver 400,000 shares of Class B Common Stock to Buyer, and Buyer will pay 4198832 an amount equal to 400,000 multiplied by the Forward Price.

      On July 17, 2009, Pentland entered into a loan agreement with the Bank that provides for a demand loan revolving credit facility in the amount of Cdn.$40.0 million. Advances under the credit facility are payable on demand and will bear interest, payable monthly. The credit agreement requires that Pentland provide and maintain collateral with the Bank in an amount not less than 150% of the outstanding principal amount of advances made under the credit facility. Pentland has agreed to pledge Class B Exchangeable Shares to the Bank in satisfaction of its obligations under the loan. In addition, Pentland has agreed not to pledge to any third party Class B Exchangeable Shares having a market value equal to 37.5% of the outstanding principal amount of advances under the credit facility.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.      Description
-----------      -----------

99.1             Directors and Executive Officers of Filing Persons (Amended and
                 Restated).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

                            PENTLAND SECURITIES (1981) INC.

                            By: /s/ Andrew Thomas Molson
                                ------------------------------------------------
                                Signature
                                Name:  Andrew Thomas Molson
                                Title: President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

                            4280661 CANADA INC.

                            By: /s/ Andrew Thomas Molson
                                ------------------------------------------------
                                Signature
                                Name:  Andrew Thomas Molson
                                Title: President


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

                            LINCOLNSHIRE HOLDINGS LIMITED

                            By: /s/ Eric Herbert Molson
                                ------------------------------------------------
                                Signature
                                Name:  Eric Herbert Molson
                                Title: President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

                            NOOYA INVESTMENTS LIMITED

                            By: /s/ Stephen Thomas Molson
                                ------------------------------------------------
                                Signature
                                Name:  Stephen Thomas Molson
                                Title: President


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

                                /s/ Eric Herbert Molson
                                ------------------------------------------------
                                Eric Herbert Molson


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

                                /s/ Stephen Thomas Molson
                                ------------------------------------------------
                                    Stephen Thomas Molson





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